P.O. Box 370
Kirkland Lake, ON  P2N 3J7

July 19, 2007	Symbol – TSX & AIM: KGI

Kirkland Lake Gold Inc. (the “Company”) reports its results for the year ended April 30, 2007.

Operational Highlights

•
Successful exploration in the South Mine Complex resulted in Proven and Probable Reserves plus Measured and Indicated Resources increase by 249% and Inferred Resources increase by 97% (see press release dated July 18, 2007).

•
The lower waste pass system, which caused delays to important stope development projects on the 5150 and 5300 levels and between the 3400 to 4700 levels, has now been completed and the higher level system will be completed during the second quarter of fiscal 2008.

•
A new underground communications system, two new scoop trams and two man carriers were purchased during the year to improve productivity. Late in the year, a significant project also started to double the total grinding capacity of the mill to around 3,000 tons per day.

“The fourth quarter ended with underground production in April of 18,500 tons of ore, the Company’s best mining month to date,”  said Brian Hinchcliffe, Company President. “A solid team effort delivered a month that was 2,400 tons above plan for the first time and a grade of 0.46 ounces per ton.”

Financial Highlights

•	Gold revenues were 4.4% higher at CDN$36,656,189 (2006- CDN$35,122,603) with a 22% increase in the gold price offset by a 15% reduction in ounces sold due to lower production.

•	Operating expenses increased to CDN$38,459,276 (2006- CDN$36,145,073). This was primarily due to a 41% reduction in capitalized development spending.

•
Cash at the end of the period was CDN$26,275,033 (2006: CDN$9,411,925) as a result of two private placements and a flow through financing completed during the year. Cash at July 17, 2007 was CDN$36,477,231.

4th Quarter Highlights

•
Gold sales were 13,635 troy ounces with an average of CDN$772 per ounce. This compares with gold sales of 15,931 ounces with an average sales price of CDN$666 per ounce during same period in the prior year.

•	The grade of development ore generated in the new south zones for the quarter was 0.58 ounces of gold per ton which is 36% higher than the grade of ore processed for the quarter (0.426 oz/ton).

Financial Highlights (all amounts in thousands of Canadian dollars, except shares and per share figures)
	12 months ended April 30 2007	12 months ended April 30 2006	12 months ended April 30 2005
Revenue	36,656	35,123	22,156
Operating Expenses	38,459	36,145	39,425
Exploration Expenditure	4,860	5,025	8,128
Net (loss)	(8,383)	(6,457)	(28,159)
Per share (basic and diluted)	(0.16)	(0.13)	(0.68)
Cash Flow (used) for operating activities	(7,051)	(4,804)	(25,849)
Cash Flow from financing activities	31,299	20,169	32,676
Cash Flow (used) for investing activities	(7,415)	(14,586)	(9,915)
Net increase (decrease) in cash	16,863	779	(3,088)
Cash at end of period	26,275	9,412	8,633
Total Assets	80,769	60,767	47,735
Total Liabilities	9,143	11,784	12,006
Working Capital	26,216	6,702	3,976
Weighted average number of shares outstanding	52,947,013	48,118,378	41,611,019
Dividends per share	0	0	0

Copies of the Company’s audited annual financial statements and Management’s Discussion and Analysis are available from SEDAR at www.sedar.com.

About the Company

The Company purchased the Macassa Mine and the 1,500-ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone +020 7743 6675 E-mail: chelsea.hayes@pelhampr.com	NOMAD: Canaccord Adams Limited Phone +44 207 050 6500 Email: Robin.Birchall@canaccordadams.com
Website- www.klgold.com

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has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.